SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-105715 and 33-53968 of Union Pacific Corporation on Form S-8 of our report dated June 26, 2007, appearing in this Annual Report on Form 11-K of the Union Pacific Agreement Employee 401(k) Thrift Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2007

Exhibit I

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of December 31, 2006 and 2005 and for the Years Then Ended, Supplemental Schedules for the Year Ended December 31, 2006 and Report of Independent Registered Public Accounting Firm

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Agreement Employee 401(k)
Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2007

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Investments (Notes 2 and 3):		
Plan interest in Master Trust B	$946,781,246	$812,470,911
Contributions receivable	2,817	3,228
Total assets	946,784,063	812,474,139
LIABILITIES		
Excess contributions payable	71,053	118,760
Net assets available for benefits at fair value	946,713,010	812,355,379
Adjustments from fair value to contract value for fully benefit-responsive investment contacts (Note 2)	1,158,955	1,078,528
Net assets available for benefits	$947,871,965	$813,433,907

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust A investment income (Note 3):		
Interest and dividends	$ -	$ 3,541,403
Plan interest in Master Trust B investment income (Note 3):		
Net appreciation in fair value of investments	69,209,786	14,715,714
Interest and dividends	35,093,545	1,342,856
	104,303,331	16,058,570
Net appreciation in fair value of mutual funds (Note 4)	-	22,317,926
Interest and dividends	-	18,005,435
	-	40,323,361
Total investment income	104,303,331	59,923,334
Participant contributions	87,254,125	84,201,185
Total additions	191,557,456	144,124,519
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	57,119,398	44,131,256
NET INCREASE	134,438,058	99,993,263
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	813,433,907	713,440,644
End of year	$ 947,871,965	$ 813,433,907

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2006 and 2005

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the Company) who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company does not contribute to the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their account.

Distributions to Participants – Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70½, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70½. The participant can receive his/her account sooner if he/she so desires.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Corporation, except investment management fees, which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – Investments in the Union Pacific Railroad Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Morgan Growth Fund, Vanguard Total Stock Market Index Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund include synthetic guaranteed investment contracts (GIC) and benefit responsive investment contracts, which are valued at fair value and adjusted to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Distributions to Participants – Distributions are recorded when paid.

Excess Contributions Payable – The Plan is required to return contributions received during the plan year in excess of the IRC limits.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3. MASTER TRUSTS

At December 31, 2006 and 2005, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust was established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust was established for the purpose of investing in Union Pacific common stock (Master Trust B). The investment assets of the Master Trusts are held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trusts are discussed in Note 2.

Effective December 31, 2005, Master Trust A, Master Trust B, and various other trusts holding assets of benefit plans sponsored by Union Pacific Corporation, its subsidiaries, or its affiliates and for which VFTC is the trustee, were merged into a single Master Trust, Master Trust B.

The Plan had no interest in Master Trust A as of December 31, 2006 and 2005. The Plan's interest in Master Trust B, as a percentage of net assets held by Master Trust B, is presented in the following tables as of December 31:

Master Trust B	**2006**	**2005**
Investments at fair value as determined by quoted market price:		
Common stocks	$ 294,081,545	$ 253,206,077
Mutual funds	1,458,131,587	1,254,230,868
	1,752,213,132	1,507,436,945
Investments at estimated fair value:		
Guaranteed investment contracts	384,315,774	401,317,068
Money market mutual funds	64,620,318	49,432,336
	448,936,092	450,749,404
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,761,536	4,680,120
Investments in Master Trust B	$2,205,910,760	$1,962,866,469
Plan's portion of investments	$ 947,940,201	$ 813,549,439

Investment income for the Master Trust A for the year ended December 31, 2005 is as follows:

Master Trust A investment income:	
Total interest income of Master Trust A	$16,147,678
Plan's portion of Master Trust A investment income	$ 3,541,403

Investment income for Master Trust B for the years ended December 31, 2006 and 2005 is as follows:

Master Trust B investment income:	**2006**	**2005**
Net appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 37,509,525	$14,760,847
Mutual funds	120,943,125	-
	158,452,650	14,760,847
Interest and dividends	82,632,445	1,347,000
Total investment income of Master Trust B	$ 241,085,095	$16,107,847
Plan's portion of Master Trust B investment income	$ 104,303,331	$16,058,570

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

The Master Trusts provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes synthetic guaranteed investment contracts and fully benefit responsive investment contracts. Synthetic GICs simulate the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contracts include underlying assets which are held in a trust owned by the plan and utilizes benefit-responsive wrapper contracts from various issuers. Fully benefit-responsive investment contracts are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and is then adjusted to the contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. VFTC may not terminate the contract at any amount less than contract value.

VFTC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2006	2005
Average yields:		
Based on annualized earnings	4.16 %	4.08 %
Based on range of interest rate credited to participants	2.50 % to 5.58 %	2.85 % to 6.61 %

4. INVESTMENTS

No mutual funds were held at December 31, 2006 and 2005. During 2005, the Plan's investments in mutual funds (including investments bought and sold, as well as held during the year) appreciated in value by $22,317,926.

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects are being corrected through the use of the Voluntary Correction Program (VCP) program. A submission to the VCP program was made on September 24, 2003. A compliance letter was received from the IRS on February 17, 2005 with respect to this submission. The Company and Plan management believe that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

During 2003, it was discovered that for the period beginning in 1997, there was an inadvertent use of Plan assets by the Company due to a clerical error which violated IRC Section 4975(c)(1)(B). Participant withholdings were not properly credited to three participant accounts. Therefore, the transactions constituted an extension of credit from the Plan to the Company. The Company repaid these withholdings plus lost earnings in 2006.

In addition, in November 2006 there was an inadvertent use of Plan assets by the Company in violation of the same IRC section. Participant withholdings were not timely deposited with the Plan Trustee. Therefore, the transaction constituted an extension of credit from the Plan to the Company. The Company repaid these withholdings plus lost earnings in December 2006.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

	2006
Net assets available for benefits per the financial statements	$ 947,871,965
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,158,955)
Net assets available for benefits per the Form 5500, at fair value	$ 946,713,010

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(a)
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006

In 1997, participant withholdings were not properly credited to participant accounts in the Southern Pacific Savings Plan for the Brotherhood of Locomotive Engineers, United Transportation Union, American Train Dispatchers Department - BLE (the SP Savings Plan). The SP Savings Plan was merged into the Plan effective January 1, 1998. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B).
Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$ 33
Total that Constitute Nonexempt Prohibited Transactions	$ 33

In 1997, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B).
Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$ 55
Total that Constitute Nonexempt Prohibited Transactions	$ 55

In 2006, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the plan to the Union Pacific Railroad Company, the Plan Sponsor, in violation of IRC Section 4975(c)(1)(B).
Amounts involved are as follows:

Participant Contributions Transferred Late to the Plan	$ 55,066
Total that Constitute Nonexempt Prohibited Transactions	$ 55,066

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2006

Column A Identity of Party Involved	Column B Relationship to Plan, Employer or Other Party-In Interest	Column C Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Column H Cost of Asset	Column I Current Value of Asset	Column J Net Gain or (Loss) on each Transaction
UPRR*	Plan Sponsor	Inadvertent use of plan assets by Employer due to clerical error in violation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Corporation.	$ 188	$ 192	$ 4
UPRR*	Plan Sponsor	Inadvertent use of plan assets by Employer due to clerical error in violation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Corporation.	$ 65	$ 67	$ 2
UPRR*	Plan Sponsor	Inadvertent use of plan assets by Employer due to clerical error in violation of IRC Section 4975(c)(1)(B). Plan deductions were not properly credited to the Participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Corporation.	$ 154	$ 157	$ 3

* Represents a party-in-interest.

END